Via Facsimile and U.S. Mail
Mail Stop 4720

November 9, 2009

Dr. Thomas B. Okarma
President and Chief Executive Officer
Geron Corporation
230 Constitution Drive
Menlo Park, California 94025

Re: Geron Corporation, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
DEF 14A filed April 10, 2009
File No. 000-20859

Dear Dr. Okarma:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Patents and Proprietary Technology, page 12

1. For each of your three technology platforms, please identify your most material patents or groups of related patents. The discussion should identify the jurisdiction(s) where you have obtained patent protection, identify the product(s), product candidate(s), or technology that are dependent on the patent(s), disclose when the patent(s) expire, and disclose whether you hold or license the patent(s).

Definitive Proxy Statement

Annual Incentive Awards, page 27

2. We note that bonus payments are based upon the Compensation Committee's consideration of corporate goals and performance objectives and the qualitative performance of each officer during the previous year. The Compensation Discussion and Analysis does not disclose the individual performance factors the Compensation Committee considered to determine your executive officers' bonus payments. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

    - A specific description of each of the individual performance objectives;
    - The threshold, target and maximum levels of performance applying to each quantifiable performance objective; and
    - A comprehensive discussion explaining how the level of achievement of each objective will affect the actual bonuses to be paid.

Please confirm that you will discuss the level of achievement of the objectives

To the extent that these criteria are quantifiable, the discussion in your proxy statement should be quantified.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please contact John Krug, Senior Counsel at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, Daniel Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3679.

Sincerely,

Jeffrey Riedler
Assistant Director